Exhibit 99.1

Aurinia Completes Final Patient Treatment in AUDREY Phase 2/3 Clinical Trial of Voclosporin Ophthalmic Solution for Dry Eye Syndrome

- Voclosporin ophthalmic solution (VOS) results on track to be reported in the fourth quarter of 2020 -

- Study builds on positive head-to-head data with approved treatment reported in prior Phase 2a study -

- Dry eye syndrome is a chronic autoimmune disorder affecting quality of life for millions in the U.S. -

VICTORIA, British Columbia--(BUSINESS WIRE)--September 28, 2020--Aurinia Pharmaceuticals Inc. (NASDAQ: AUPH / TSX:AUP) (Aurinia or the Company), a late-stage clinical biopharmaceutical company focused on advancing voclosporin across multiple autoimmune conditions, today announced that the last patient study visit has occurred in the Phase 2/3 AUDREY™ clinical study evaluating voclosporin ophthalmic solution (VOS) for the potential treatment of dry eye syndrome (DES).

“Despite the challenges posed by the ongoing viral pandemic, our clinical operations team at Aurinia has maintained executional excellence by completing the treatment phase of our major clinical trial assessing VOS in this common chronic autoimmune disorder, which affects more than 16 million people in the United States,” said Peter Greenleaf, President and Chief Executive Officer of Aurinia. “Based upon the striking efficacy results observed with VOS in our head-to-head exploratory study against 0.05% cyclosporine, we are excited to see the results of this clinical trial which aims to fulfill a number of regulatory requirements typically required by the FDA for this indication.”

The AUDREY Phase 2/3 DES study is evaluating VOS via a randomized, double-masked, vehicle-controlled, dose ranging study evaluating efficacy and safety in subjects with DES compared to formulation. A total of 509 subjects were enrolled. The study consists of four arms with a 1:1:1:1 randomization schedule, patients received either 0.2% VOS, 0.1% VOS, 0.05% VOS or vehicle, dosed twice daily for 12 weeks. The primary outcome measure for the study is the proportion of subjects with a 10mm improvement in Schirmer’s Tear Test (STT) at four weeks. Secondary outcome measures include STT at 12 weeks and other time points, Fluorescein Corneal Staining (FCS) at multiple time points, change in eye dryness, burning/stinging, itching, photophobia, eye pain and foreign body sensation at multiple time points, change in Symptom Assessment in Dry Eye (SANDE) score at multiple time points, and additional safety endpoints.

In January of 2019, Aurinia reported that although VOS (voclosporin 0.2%) administered twice daily did not meet the primary endpoint of drop discomfort at one-minute, it was superior to Restasis® (0.05% cyclosporine A) administered twice daily in all objective endpoints including FCS and STT. This statistical superiority was seen as quickly as two weeks. Additionally, voclosporin was given at four times the dose of cyclosporine with no additional drop discomfort as measured by the drop discomfort scores at one and five minutes after application. Based on these data the Company has gained confidence that VOS represents a potential best-in-class calcineurin inhibitor in ophthalmic indications. This head-to-head study against the market leader was the first study that has ever shown treatment superiority vs. an active comparator in a double-blind randomized fashion.

Top-line results from the AUDREY clinical study are expected to be reported during the fourth quarter of 2020.

About voclosporin ophthalmic solution (VOS)

VOS is an aqueous, preservative free nanomicellar solution intended for use in the treatment of DES. Voclosporin is a potentially best-in-class calcineurin inhibitor (CNI) that has been shown to have a more predictable pharmacokinetic and pharmacodynamic relationship, increase in potency (versus cyclosporine) and an improved metabolic profile compared to legacy CNIs. Calcineurin inhibition is a validated mechanism for the treatment of ocular surface diseases. Positive Phase 2 results demonstrated that VOS 0.2% administered twice daily was clinically and statistically superior to 0.05% cyclosporine A (Restasis®) administered twice daily across all objective endpoints over four weeks.

About DES

Dry eye syndrome (DES) is characterized by irritation and inflammation that occurs when the eye’s tear film is compromised by reduced tear production, imbalanced tear composition, or excessive tear evaporation. The impact of DES ranges from subtle, yet constant eye irritation to significant inflammation and scarring of the eye’s surface. Discomfort and pain resulting from DES can reduce quality of life and cause difficulty reading, driving, using computers and performing daily activities. DES is a chronic disease estimated to affect more than 16 million people in the United States. There are multiple FDA approved therapies for the treatment of dry eye; however, there is opportunity for potential improvements in the effectiveness, tolerability and onset of action.

About Aurinia

Aurinia Pharmaceuticals is a late-stage clinical biopharmaceutical company focused on developing and commercializing therapies to treat targeted patient populations that are impacted by serious diseases with a high unmet medical need. The Company is currently seeking FDA approval of voclosporin for the potential treatment of lupus nephritis and evaluating voclosporin ophthalmic solution (VOS) in a Phase 2/3 study for the treatment of dry eye syndrome. The Company’s head office is in Victoria, British Columbia, its U.S. commercial hub in Rockville, Maryland, and focuses its development efforts globally.

Forward-Looking Statements

Certain statements made in this press release may constitute forward-looking information within the meaning of applicable Canadian securities law and forward-looking statements within the meaning of applicable United States securities law. These forward-looking statements or information include but are not limited to statements regarding: expected timing of top-line results from the AUDREY clinical trial during the fourth quarter of 2020; potential results from the AUDREY clinical trial replicating the efficacy measures observed in the exploratory Phase 2 VOS study in 2019; that DES is estimated to affect more than 16 million people in the United States; and voclosporin and VOS being potentially best-in-class CNIs; there is opportunity for potential improvements in the effectiveness, tolerability and onset of action in therapies to treat DES. It is possible that such results or conclusions may change based on further analyses of these data. Words such as “anticipate”, “will”, “believe”, “estimate”, “expect”, “intend”, “target”, “plan”, “goals”, “objectives”, “may” and other similar words and expressions, identify forward-looking statements. We have made numerous assumptions about the forward-looking statements and information contained herein, including among other things, assumptions about: third party service providers and patients completing matters relating to the AUDREY clinical trial in a manner consistent with prior actions; the size of the DES market; the results of Aurinia’s clinical trials being accurate. Even though management of Aurinia believes that the assumptions made, and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking information will prove to be accurate.

Forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Aurinia to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. Such risks, uncertainties and other factors include, among others, the following: difficulties, delays, or failures we may experience in the conduct of our clinical trial; clinical trial results may not be accurate; we may not be able to reproduce the results of our Phase 2 clinical study for VOS in our AUDREY Phase 2/3 clinical trial; the size of the DES market in the United States may not be as large as estimated. Although we have attempted to identify factors that would cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actual results, performances, achievements or events to not be as anticipated, estimated or intended. Also, many of the factors are beyond our control. There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on forward-looking statements or information.

Except as required by law, Aurinia will not update forward-looking information. All forward-looking information contained in this press release is qualified by this cautionary statement. Additional information related to Aurinia, including a detailed list of the risks and uncertainties affecting Aurinia and its business can be found in Aurinia’s most recent Annual Information Form available by accessing the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com or the U.S. Securities and Exchange Commission’s Electronic Document Gathering and Retrieval System (EDGAR) website at www.sec.gov/edgar.

We seek safe harbour.

Contacts

Investor & Corporate Contact:
Glenn Schulman, PharmD, MPH
Corporate Communications, Aurinia
gschulman@auriniapharma.com

Media Contact
Stefan Riley
Ten Bridge Communications
stefan@tenbridgecommunications.com